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LISA R. PRICE lisa.price@dechert.com +1 212 649 8795 Direct +1 212 698 0495 Fax

December 1, 2014

VIA EDGAR CORRESPONDENCE

Kathy Cherko

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (1940 Act File No. 811-07589) and The Hartford Mutual Funds II, Inc. (1940 Act File No. 811-00558) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. Cherko:

We are writing in response to comments you provided telephonically to Lisa Zeises and me on November 3, 2014 with respect to each Registrant’s annual report for the period ended October 31, 2013, filed with each Registrant’s Form N-CSR (Accession Nos. 0001144204-14-000895 and 0001144204-14-000902, respectively).  On behalf of the Registrants, we have reproduced your comments below and provided the Registrants’ responses immediately thereafter.

Comments Applicable to Specific Series of The Hartford Mutual Funds, Inc. and/or The Hartford Mutual Funds II, Inc.

The Hartford Equity Income Fund and The Hartford Growth Opportunities Fund

Comment 1:	In the Investment Valuation Hierarchy Level Summary for each Fund for the period ended October 31, 2013, please consider subdividing the category of “Common Stock” into additional categories.

Response 1:

The Registrants subdivide the category of “Common Stock” into additional categories in the Investment Valuation Hierarchy Level Summary for those Funds whose investments in a hierarchy level fail to exceed a certain materiality threshold.  This was not the case for common stock held by The Hartford Equity

Income Fund and The Hartford Growth Opportunities Fund for the period ended October 31, 2013.

The Hartford Balanced Fund, The Hartford Balanced Income Fund, The Hartford Emerging Markets Local Debt Fund, The Hartford Global Research Fund and The Hartford World Bond Fund

Comment 2:

In the Investment Valuation Hierarchy Level Summary for each Fund for the period ended October 31, 2013, the Staff notes the inclusion of a reconciliation of Level 3 assets for which significant unobservable inputs were used to determine fair value.  Please consider showing, in the Notes to the Financial Statements, additional information about the Level 3 assets, including the unobservable inputs used to determine the fair value of each security type/investment technique, and the weighted average of each such unobservable input.

Response 2:

An unobservable input table is created for those Funds whose investments in Level 3 assets exceed a certain materiality threshold.  This was not the case for The Hartford Balanced Fund, The Hartford Balanced Income Fund, The Hartford Emerging Markets Local Debt Fund, The Hartford Global Research Fund and The Hartford World Bond Fund for the period ended October 31, 2013.

The Hartford Balanced Income Fund, The Hartford Floating Rate Fund, The Hartford Floating Rate High Income Fund, The Hartford High Yield Fund, The Hartford Strategic Income Fund, The Hartford Total Return Bond Fund and The Hartford Unconstrained Bond Fund

Comment 3:

In the Schedule of Investments for each Fund as of October 31, 2013, an accompanying note for certain securities indicates that “This security may pay interest in additional principal instead of cash.”  For such securities, please (a) disclose if any of the Funds received income from paid-in capital, (b) disclose in the Fund’s Statement of Operations if income from paid-in capital from such security represented more than 5%, and (c) if income from paid-in capital from such security did not represent more than 5%, disclose the amount of income from paid-in capital in the accompanying note.

Response 3:

The Registrants have reviewed income received from paid-in capital for the aforementioned Funds, and do not regard the amounts received as material.  The Registrants will evaluate on a going forward basis whether it is appropriate to show the amount of income received from paid-in capital in a separate line in the Statement of Operations, or to disclose the amount in the accompanying note.  In addition, in the next report to shareholders, the Registrants plan on modifying the following sentence in the section of the

Notes to the Financial Statements captioned “Investment Transactions and Investment Income” as follows, for those Funds that have invested in securities that receive income from paid-in capital: “Interest income, including amortization of premium, accretion of discounts and additional principal received in-kind in lieu of cash, is accrued on a daily basis.”

The Hartford Disciplined Equity Fund

Comment 4:

In the Schedule of Investments as of October 31, 2013, an accompanying note for certain securities indicates that “this security, or a portion of this security, is designated to cover written call options in the table below,” and such disclosure is immediately followed by two charts showing written call and put options outstanding as of October 31, 2013.  A footnote to the chart discloses that “the number of contracts is shown in U.S. dollars unless otherwise noted.”  Please clarify the meaning of this footnote and whether it should instead refer to a quantity rather than a dollar amount.

Response 4:

The Registrants have determined that the footnote should read as follows: “The number of contracts does not omit 000’s.”  The second sentence of the footnote indicating that the “number of contracts [is] shown in U.S. dollars unless otherwise noted” is not applicable and should have been removed.  This issue was identified and corrected for all impacted Funds in the semi-annual reports for the fiscal period ended April 30, 2014.

The Hartford Balanced Income Fund

Comment 5:

In Note 7(c) to the Financial Statements, the subsection captioned “Operating Expenses” includes two footnotes: (a) one indicating, with respect to the disclosed 1.74% cap on Class B operating expenses in effect through February 28, 2014, that “due to the reduction in amounts charged in connection with Class B Distribution and Service Plan (12b-1) fees, in accordance with FINRA rules, effective June 30, 2012, the limit on net operating expenses attributable to Class B shares is 0.99%,” and (b) another indicating, with respect to the disclosed 1.64% cap on Class B operating expenses in effect from November 1, 2012 through February 28, 2013, that “due to the reduction in amounts charged in connection with Class B Distribution and Service Plan (12b-1) fees, in accordance with FINRA rules, effective June 30, 2012, the limit on net operating expenses attributable to Class B shares was 0.89%.  Kindly clarify in your response why the effective date of June 30, 2012 is the same in both cases, but the limits on net operating expenses attributable to Class B shares differ.

Response 5:

As set forth in the Registrants’ October 28, 2014 response to SEC Staff comments with respect to The Hartford Mutual Funds, Inc. Post-Effective Amendment No. 131 and The Hartford Mutual Funds II, Inc. Post-Effective Amendment No. 125, each filed on August 27, 2014, the purpose of these two footnotes is to clarify the impact of limitations on asset-based sales charges imposed by Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 2830.

The effective date of June 30, 2012 refers to the date as of which there was a reduction in the amount charged in connection with the Class B shares’ Rule 12b-1 fee from 1.00% to 0.25% in accordance with FINRA Rule 2830.  The effect of this reduction on distribution and service (12b-1) fees attributable to Class B shares differed as a result of the differing contractual waivers in effect for the period November 1, 2012 through February 28, 2013 (resulting in a 1.64% cap on Class B operating expenses) and the contractual waiver in effect as of October 31, 2013 through February 28, 2014 (resulting in a 1.74% cap on Class B operating expenses).  For the former time period, the effective reduction resulted in distribution and service (12b-1) fees attributable to Class B shares of 0.89%.  For the latter time period, the effective reduction resulted in distribution and service (12b-1) fees attributable to Class B shares of 0.99%.

Comments Applicable to The Hartford Mutual Funds II, Inc.

Comment 6:

In Item 4(g) of the Registrant’s Form N-CSR filed with respect to the fiscal year ended October 31, 2013, the Registrant discloses that non-audit fees were $1,325,075 for the fiscal year ended October 31, 2012 and $3,499,424 for the fiscal year ended October 31, 2013.  Please explain in your response the non-audit services provided.

Response 6:	In 2013, The Hartford Financial Services Group, Inc., the ultimate parent company of the Funds’ the investment adviser, incurred fees for actuarial services.

*               *               *

In addition to these comments, you requested that the Registrants make certain representations concerning its annual report and the responses being made to the comments received.  We are authorized by our client to acknowledge the following on the Registrants’ behalf:

•                  each Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  should the Commission or the staff, acting pursuant to delegated authority, declare a filing effective, this does not foreclose the Commission from taking any action with respect to such filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve a Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  each Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ Lisa R. Price

Lisa R. Price

cc:	Mark Annoni
Michael Flook
Alice A. Pellegrino
Brian Watkins
Lisa D. Zeises